UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES RATING ACTIONS ON ITS INTERNATIONAL CREDIT RATINGS

Panama City, Republic of Panama, June 19, 2020 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”), announces rating actions on its international credit ratings by Fitch Ratings (“Fitch”) and Moody’s Investor Services (“Moody’s”).

Fitch downgraded the Bank’s Long-Term Foreign Currency Issuer Default Rating (IDR) to 'BBB' from 'BBB+', and Short-Term IDR to 'F3' from 'F2'. The outlook on the Long-Term IDRs remains Negative.

Bladex's senior unsecured debt national rating in Mexico was affirmed at ‘AAA(mex)’ for: BLADEX 19; BLADEX 20 and BLADEX 20-2.

For further information on Fitch’s rating action, please access its press release at: https://www.fitchratings.com/research/banks/fitch-downgrades-bladex-idrs-to-bbb-f3-outlook-remains-negative-18-06-2020

Furthermore, Moody’s reaffirmed all the Bank’s ratings, including its ‘Baa2/P-2’ long and short-term foreign currency deposit ratings, respectively. The outlook on the ratings was changed to stable from negative.

For further information on Moody’s rating action, please access its press release at: https://www.moodys.com/research/Moodys-affirms-Bladexs-ratings-changes-outlook-to-stable--PR_425102

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Monica Cosulich - SVP, Finance and Investor Relations

E-mail address: ir@bladex.com. Tel.: (+507) 210-8563

Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama